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                           June 29, 2020

       Brian Field
       Chief Executive Officer
       Emerald Holding, Inc.
       31910 Del Obispo Street Suite 200
       San Juan Capistrano, California 92675

                                                        Re: Emerald Holding,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 19, 2020
                                                            File No. 333-239322

       Dear Mr. Field:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Lopez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services